082-34722

Fax

RECEIVED
2007 OCT -4 A 8:23

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

07027089

SUPPL

To:

Attn: SEC Release

Fax: +12027729207

Date: 04.10.2007

From: Liberty International PLC

Headline: Director/PDMR Shareholding

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully

PROCESSED
OCT 16 2007
THOMSON FINANCIAL

Ruth Pavey
Senior Company Secretarial Assistant

dw 10/4

Director/PDMR Shareholding

Liberty International PLC ("the Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

A. Vesting of Bonus Shares

A total of 273 shares were transferred to a former employee, from an Employee Trust ("ESOP") on 3 October 2007. The shares were originally awarded under the company's annual bonus scheme arrangements. As all Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP the transfer from the ESOP is disclosable as a change in their interests. Formal notice of the change in the interests of the ESOP is set out under (B) below

B. Interests of ESOP

1. Name of the issuer

LIBERTY INTERNATIONAL PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a);or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii)

THIS DISCLOSURE IS MADE IN ACCORDANCE WITH (ii)

3. Name of director:

MR R M CABLE, MRS K E CHALDECOTT, MR D A FISCHEL, MR I D HAWKSWORTH AND MR A C SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest1

NON-BENEFICIAL INTEREST OF THE DIRECTORS. THE DIRECTORS ARE POTENTIAL

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 50 PENCE

BENEFICIARIES UNDER THE EMPLOYEE SHARE PLAN

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

PARAMOUNT NOMINEES LIMITED

8. State the nature of the transaction

TRANSFER ON VESTING OF BONUS SHARE AWARDS

9. Number of shares, debentures or financial instruments relating to shares Transferred

273

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0001%

11. Price per share or value of transaction

NIL

12. Date and place of transaction

3 OCTOBER 2007

13. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

666,981 (0.184%)

14. Date issuer informed of transaction

3 OCTOBER 2007

15. Any additional information

16. Name of contact and telephone number for queries

RUTH PAVEY
020 7960 1236

Name and signature of duly authorised officer of issuer responsible for making notification

RUTH PAVEY
Date of notification

4 OCTOBER 2007

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